Exhibit 99.3

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity SIMS METAL MANAGEMENT LIMITED

ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERALD E. MORRIS

Date of last notice	12 December 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest

Direct interest

Nature of indirect interest (including registered holder)

Note: Provide details of the circumstances giving rise to the relevant interest.

N/A

Date of change

19 February 2014

No. of securities held prior to change

20,500 options to acquire American Depositary Shares

20,000 American Depositary Shares

Class

Options

American Depositary Shares

Number acquired

20,500 American Depositary Shares

Number disposed

N/A

Value/Consideration

Note: If consideration is non-cash, provide details and estimated valuation

$US179,580

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

40,500 American Depositary Shares

Nature of change

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Exercise of 20,500 options exp 16 April 2014 at US$8.76 each

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?

No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011